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                                                                 EXHIBIT B-3


	MEMORANDUM OF LAW

BACKGROUND

	Consolidated Natural Gas Company ("Consolidated"), a registered holding company has filed an application under sections 3(b), 6(a), 7, 9(a), 10, 12(b), 13(b), 32 and 33 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and rules 45, 53, 54, 83, 87, 90 and 91 thereunder, in connection with the formation and capitalization of a new, wholly owned subsidiary, CNG International Corporation ("CNG International") to engage in various energy related activities outside of the United States.

	Among other things, CNG International may invest in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") located outside of the United States. The applicants request authorization for CNG International to form intermediate subsidiary companies ("Intermediate Companies") to acquire interests in, and finance the acquisition and hold the securities of, such EWGs and FUCOs.(1)

	In addition, the applicant requests authorization for CNG International to invest in opportunities in the foreign energy sector, including electric generation-related activities (other than EWGs or FUCOs), exploration, development, production, marketing, manufacture, and other similar activities



_________________
(1) Under section 32(g), a registered holding company may acquire an EWG without the need to apply for, or receive, prior Commission approval. Under present law, the acquisition of an FUCO is similarly exempt. The Commission has proposed rule 55 which would govern FUCO acquisitions. See Holding Co. Act Release No. 25757 (Mar. 8, 1993). The rule, as proposed, would track the provisions of rule 53, which provides a safe harbor for certain EWG-related financings. See Holding Co. Act Release No. 25886 (Sept. 23, 1993) (adopting rule 53). As explained in the application, the conditions of rule 53 will be met.


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related to the supply of natural or manufactured gas, gas transmission and storage, the brokering and marketing of electricity and other energy commodities (collectively, "Foreign Energy Activities").(2)

	The applicants also seek authority for CNG International to provide consulting, administrative, technical, construction, operations and maintenance, and other management services, at market-based rates, outside of the United States. CNG International may also provide such services, at market-based rates, to entities formed by it to engage in Foreign Energy Activities.

	To provide such services, CNG International may contract with other companies within the Consolidated system. System utility companies would be reimbursed at cost pursuant to rules 90 and 91 for such services. Services from system nonutility companies would be reimbursed either at cost or at market-based rates.

	The proposed activities would be carried out through one or more subsidiaries, either directly or by means of joint ventures, partnerships or other associations with unrelated persons.

	Consolidated seeks authority to provide financing, directly or indirectly, from time to time through 2005 in an aggregate amount of up to $300 million at any one time outstanding.(3) Consolidated also seeks authority to issue guarantees and offer other credit support in an aggregate amount of up to $300 million at any one time outstanding during this period.

_____________________
(2) Applicants seek authority to the extent the proposed activities are not otherwise exempted by statute, rule or order. In particular, CNG International may engage in other foreign energy activities to the extent such activities are exempted by a rule of general application, such as proposed rule 58, hereafter adopted by the Commission. See Holding Co. Act Release No. 26313 (June 28,
1995) (proposing release).
(3) Such authority is in addition to financing authority that is otherwise permitted by statute, rule or other order.


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FUNDAMENTAL CHANGES IN THE UTILITY INDUSTRY

	The Commission, in its Concept Release issued last fall, recognized that:

	The electric and gas utility industry is in transition. The rapid growth that characterized the industry in the early part of this century has diminished. In addition, companies must adapt to an increasingly competitive environment.(4)

Consolidated's proposal is occasioned by, and addressed to, the sweeping changes in the energy industry. No longer a largely parochial concern, today's utility holding company is increasingly called to think, and act, globally.

	At a time when there is little growth in domestic markets, foreign markets, which are experiencing rapid economic growth, offer attractive investment opportunities. Consolidated seeks to capitalize on the expertise it has developed in competitive energy markets in North America, and to gain further knowledge through strategic alliances with companies already involved in the international energy industry.

	Consolidated draws support for its proposal from the Gas-Related Activities Act of 1990 ("GRAA")(5) and the Energy Policy Act of 1992 ("Energy Policy Act") (6). Congress enacted the GRAA to enable the gas registered holding companies to participate on an equal footing with other gas companies in the development of new gas markets.(7) The GRAA is intended to promote competition in the natural gas markets through investment in gas exploration, development, production, transportation, storage, marketing and similar activities.
______________________
(4) Modernization of the Regulation of Public-Utility Holding Companies, Holding Co. Act Release No. 26153 (Nov. 2, 1994) ("Concept Release").
(5) Pub. L. No. 101-572, 104 Stat. 2810 (codified at 15 U.S.C. sec. 79k note).
(6) Pub. L. 102-486. 106 Stat. 2776 (1992).
(7) S8637 Cong. Rec. (June  20, 1990).


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	The Energy Policy Act is similarly intended to facilitate foreign investment and improve the competitive position of United States' companies in the worldwide energy market. To that end, the Energy Policy Act creates two new classes of exempt entities, exempt wholesale generators and foreign utility companies, to enable U.S. companies to invest freely in foreign utility operations.

	Energy is increasingly being treated as a commodity. Electric and gas markets must become efficient through the use of trading systems, demand side management programs, arbitrage and creative service offerings. Power marketers and brokers play a strategic role in these markets. A pending filing, in which Consolidated seeks authority to engage in energy arbitrage activities (File No. 70-8631) is but one example of the initiatives companies must undertake if they are to remain competitive in today's energy markets.

	Power marketing is just one step in the evolution of utilities from single service providers to total energy companies. The Division of Investment Management in its recent Study of the Regulation of Public-Utility Holding Companies, noted this movement away from traditional, regulated utility functions and toward a broader range of energy-related businesses:

	Today, nearly all registered holding companies engage in a variety of energy-related activities that involve application of resources and capabilities developed in the conduct of utility operations. Many involve new uses of skills and experience gained in utility operations, or new uses of utility infrastructure and technology to provide services to utility as well as nonutility customers.(8)

LEGAL BASIS FOR PROPOSED ACTIVITIES

	Activities under the Energy Policy Act

	As discussed earlier, the Energy Policy Act created two classes of entities, EWGs and FUCOs, that are exempt from all provisions of the Act. Sections 32 and 33 of the Act, as amended by the Energy Policy Act, generally permit a registered holding company to acquire EWGs and FUCOs without the need to apply for, or receive, prior Commission approval. Further, an intermediate

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(8)  Study of the Regulation of Public-Utility Holding Companies (June 1995)
("June, 1995 Study").


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company that exclusively owns or operates EWGs may itself be exempted as an
EWG. In addition, the Commission has proposed rule 56 under which an intermediate company that exclusively owns or operates FUCOs may be deemed to be a FUCO.(9) Thus, authority is requested for the formation of Intermediate Companies only to the extent that such entities are not otherwise exempted by rule or statute. In this regard, we note that the Commission has previously approved the formation of intermediate companies to hold interests in, and finance the acquisition and hold the securities of, EWGs and FUCOs. See, e.g., CINergy Corporation, Holding Co. Act Release No. 27376 (Sept. 21, 1995); General Public Utilities Corporation, Holding Co. Act Release No. 26326 (July 6, 1995); Southern Company, Holding Co. Act Release No. 26096 (Aug. 3, 1994).

	Activities under the Gas-Related Activities Act

	The GRAA deems the requirements of section 11(b)(1) to be met with respect to certain gas-related activities. In particular, the proposed gas transportation and storage activities are deemed to satisfy section 11(b)(1), pursuant to section 2(a) of the GRAA. That section, in pertinent part, provides that the acquisition by a gas registered holding company of any interest in:

	any company organized to participate in activities involving the transportation of natural gas or storage of natural gas, shall be deemed, for purposes of section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of [the system's] gas utility companies.

	The remaining activities, relating to gas exploration, development, production, marketing, manufacture, and other similar activities related to the supply of natural or manufactured gas (collectively, "gas supply activities") should be deemed to satisfy the standards of section 11(b)(1), pursuant to section 2(b) of the GRAA. That section, in pertinent part, provides that the acquisition by a gas registered holding company:

	of any interest in any company organized to participate in activities (other than those of a natural gas company or involving the transportation or storage of natural gas) related to the supply of natural gas, including exploration, development, production, marketing, manufacture, or other similar activities related to the supply of natural or manufactured gas

____________________
(9) See Holding Co. Act Release No. 25757 (Mar. 8, 1993).


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	shall be deemed, for purposes of section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operations of such gas utility companies, if --

		(1) the Commission determines, after notice and an opportunity for hearing in which the company proposing the acquisition shall have the burden of proving, that such acquisition is in the interest of consumers of each gas utility company of such registered company or consumers of any other subsidiary of such registered company; and

		(2) the Commission determines that such acquisition will not be detrimental to the interest of consumers of any such gas utility company or other subsidiary as to the proper functioning of the registered holding company system.

Section 2(c) of the GRAA provides that each determination be made "on a case-by-case basis, and not based on any preset criteria."

	The proposed gas supply activities satisfy the standards for approval under section 2(b) of the GRAA. These activities are in the interest of system consumers. The activities of CNG International will benefit utility consumers by generating economic profits that will contribute to the financial strength of the system.(10) The increased financial strength of the CNG system should result in a continued low cost of capital for system utilities and, consequently, continued low rates for utility consumers.

	As used in the GRAA, the term "consumers" also refers to customers of other system companies, such as pipelines and other nonutility subsidiaries.
To succeed in a competitive market place, CNG International must provide benefits for these new customers. The interchange of technical and other expertise, between the domestic and foreign portions of the Consolidated system would also contribute to the strength of the Consolidated system as a whole.
As noted in the application, energy markets in certain parts of the world are more developed than those in the United States. The ability to move technological and market intelligence to and from Consolidated's domestic
_________________

(10) Such profits would be due, in part, to the higher rate of return on equity investment possible in international energy markets.


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markets will result in a more competitive system, and so benefit consumers of both utility and nonutility companies in the Consolidated system. In addition, the proposed gas supply activities will generate profits through the higher optimum use of system resources and persons, allowing such resources to be deployed over larger market areas, and permitting full utilization of system personnel.

	Further, as the sponsors of the GRAA recognized:

	Technical advances and expertise may also be developed through these activities that may benefit consumers. Finally, there may exist assets that are either surplus to the needs of the system or that have developed in the normal course of system operations. Use of these assets to maximize their value is recognized as a benefit to customers only so long as the proposed activity does not create a detriment to system customers.(11)

In this regard, Consolidated represents that investors, and not utility consumers, will bear the risks associated with these new ventures. See Southern Company, Holding Co. Act Release No. 26211 (Dec. 30, 1994). No subsidiary of Consolidated will be obligated to engage in any transaction with CNG International or its subsidiaries. Further, the proposed maximum investment of $600 million, over a ten-year period, is less than 50% of the consolidated retained earnings of the registered holding company. See rule 53. See also Holding Co. Act Release No. 26313 (June 28, 1995) (rule 58 proposing release) ("The activities contemplated by the GRAA are per se closely related to the core utility business of the gas registered holding companies . . . .
There is no indication that Congress intended for the Commission to place investment limits on these activities.").(12)

____________________
(11) S17585 Cong. Rec. (Oct. 27, 1990)

(12) Consolidated also requests the Commission to declare a company which derives substantially all of its revenues from the proposed gas exploration and development activities to be a "gas-related company" within the meaning of proposed rule 58. See section (2) of the proposed rule ("The term gas-related company shall mean a business that derives or will derive substantially all of its revenues from activities permitted under the Gas-Related Activities Act of 1990, 104 Stat. 2810, and such other activitie and investments as the Commission may, from time to time, . . . designate as gas-related for purposes of this Act.").


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	Activities under Section 11(b)(1) of the Act

	To the extent that the Foreign Energy Activities are not within the purview of the GRAA or the Energy Policy Act, or are not otherwise exempted, they are permissible under section 11(b)(1), in that they are closely related to the system's core utility business. See Eastern Utilities Associates, Holding Co. Act Release No. 26232 (Feb. 15, 1995), discussed below.

	Section 11 of the Act directs the Commission to limit the nonutility activities of a registered holding company to those that are "reasonably incidental or economically necessary or appropriate" to the operations of the system's utility business. The Commission and the courts have interpreted these provisions to require a functional relationship between a nonutility interest and the system's core utility operations. In its Concept Release, the Commission questioned the continuing validity of this model:

	The present model of regulation under the Act, which strictly limits the size of a system's utility operations and the scope of its nonutility businesses, was intended to focus the attention of the registered holding company on the needs of its operating utilities, and thereby protect consumers and investors from the risks that might be associated with unrelated businesses. Some have suggested that this model is no longer appropriate and that market conditions require a broader focus on energy services and other nonutility activities. The Act, as currently administered, does not afford the degree of flexibility that many believe will be necessary to meet these changes.

The SEC staff, in its June, 1995 Study, recommended that the Commission adopt a more flexible approach to diversification, concluding that:

	the SEC's review evaluates a transaction under the standards of the Act --
- it does not guarantee the financial success of a nonutility venture. . .
 . it may make more sense to focus on transactions between regulated utilities and their diverse unregulated affiliates, so that these transactions are economically fair to the regulated utility.

	In other contexts, the Commission has begun to move away from a static interpretation of section 11(b)(1), and towards a more flexible approach to diversification. At the end of 1994, the Commission approved a proposal by


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a registered holding company to develop a wireless communications system to provide services to system companies and to regional nonassociates. The Commission approved the transactions under a traditional functional relationship analysis but suggested, among other things, that the proposed activities could also be authorized under the plain meaning of section 11(b)(1), as "reasonably incidental, or economically necessary or appropriate" to the system's core utility operations, finding also that they were "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental" to the proper functioning of the integrated public-utility system. Southern Company, Holding Co. Act Release No. 26211 (Dec. 30, 1994).

	In a recent order, the Commission removed the percentage limitation on the energy management services business of another registered holding company.
Among other things, the Commission noted that the provision of such services is closely related to the core utility business. The Commission also noted the strong national interest in promoting energy conservation and efficiency.
Eastern Utilities Associates, Holding Co. Act Release No. 26232 (Feb. 15,
1995). The Commission also has proposed for comment rule 58, which would facilitate investments in a wide range of energy-related and gas-related companies. This rule would obviate the need for Commission approval with respect to the proposed activities.

	Marketing and Brokering Activities

	To the extent that these activities are not otherwise governed by the GRAA or the amendments to the Act under the Energy Policy Act, Consolidated seeks authority to participate in brokering and marketing activities involving electricity, gas and other energy commodities.

	The Commission has approved a number of proposals for entry by registered holding company systems into energy marketing and brokering businesses. See, e.g., Consolidated Natural Gas Company, Holding Co. Act Release Nos. 24329
(Feb. 27, 1987) and 26341 (July 26, 1995); Entergy Corporation, Holding Co. Act Release No. 25848 (July 8, 1993); and UNITIL Corporation, Holding Co. Act
Release No. 25816 (May 24, 1993). These matters routinely involved exclusively gas or electric transactions, depending on the type of utility holding company system involved. The Commission has taken a more liberal approach in recent matters, permitting the marketing and brokering of fuel, as well. See, e.g., Northeast Utilities, Holding Co. Act Release No. 26354 (Aug. 18, 1995)
(marketing and brokering of electricity and fuel for generation).  Currently


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pending before the Commission is an application for authority for Consolidated, a gas registered holding company, to engage in these activities with respect to natural gas, electricity and other fuels.

	As the Commission has recognized with respect to energy management services, the provision of marketing and brokering services is closely related to the core business of the utility. See Eastern Utilities Associates, above. Accordingly, for the reasons set forth herein and in the application, the Commission should authorize the proposed brokering and marketing activities.

	Consulting and Other Services

	Finally, the applicants seek authority for CNG International to provide consulting, administrative, technical, construction and other management services, including operations and maintenance services, at market-based rates, to companies outside of the United States. CNG International may also provide services, at market-based rates, to entities formed by it to engage in Foreign Energy Activities. Consolidated requests an exemption from the cost standard pursuant to rule 83 and section 13(b) of the Act, in connection with these activities.

	The proposed services are consistent with Commission precedent. The Commission has long authorized registered holding companies to engage in consulting activities. See, e.g., Southern Company, Holding Co. Act Release No. 22132 (July 17, 1981); American Electric Power Company, Holding Co. Act Release No. 22468 (Apr. 28, 1982).

	The Commission has recently granted subsidiaries of a registered holding company broad authority to provide services to foreign associate companies. In a recent matter, the Commission authorized the intermediate subsidiaries of CINergy Corporation to provide their wholly foreign subsidiaries, and other wholly foreign intermediate subsidiaries and their subsidiaries, with all services "necessary or desirable for their operation, including, without limitation, management, administrative, employment, tax, accounting, engineering, consulting, utility performance, and electronic data processing services, and software development and support services in connection therewith." CINergy Corporation, Holding Co. Act Release No. 27376 (Sept. 21,
1995) (the intermediate subsidiaries in that matter were to be organized for the purpose of engaging, directly or indirectly, and exclusively, in the business of acquiring, owning and holding the securities of, and/or providing services to FUCOs and EWGs).



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	The Commission has also authorized subsidiaries of a registered holding company to offer operation and management services, as well as consulting services, to developers, owners and operators of domestic and foreign power projects, both associate and nonassociate. Entergy Corporation, Holding Co. Act Release No. 26322 (June 30, 1995).

	To provide such services, CNG International may contract with other companies within the Consolidated system. Services would be provided by system utility companies, utilizing work orders, and would be reimbursed on a full cost basis pursuant to rules 90 and 91. See CINergy Corporation, supra. Services from system nonutility companies would be reimbursed either at cost or at market-based rates. Consolidated requests an exception from the cost standard, pursuant to section 13(b), in this regard. See, e.g., Entergy Corporation, Holding Co. Act Release No. 26322.

	Related Transactions

	Consolidated seeks authority to invest, directly or indirectly, from time to time through 2005, in an aggregate amount of up to $600 million at any one time outstanding. Consolidated would make such investments by means of common stock purchases, open account advances, loans, guarantees and other credit support.(13)

	In addition, an entity formed pursuant to this order may issue debt and equity securities to nonassociates, exclusively for the purpose of financing its authorized activities. To the extent possible, these entities will rely on rule 52. In the event that rule 52 is unavailable, however, Consolidated requests an exemption, pursuant to section 3(b) for nonrecourse financings by a subsidiary that "derives no material part of its income from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States." See e.g., Southern Company, Holding Co. Act Release No. 25639 (Sept. 23, 1992) (granting wholly foreign subsidiary an exemption from sections 6 and 7).

______________________

(13) Such authority is in addition to that otherwise permitted or exempted by statute, rule or order. Investments in EWGs and FUCOs, for example, would not be counted toward the investment cap under this matter; these investments are subject to a separate cap under rule 53. Similarly, financing transactions which may be exempted under sections 32 and 33 of the Act, or rules 45 or 52 thereunder would not be counted toward the investment cap in this matter.


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	Authority is requested for CNG International to carry out the proposed activities through one or more subsidiaries, either directly or by means of joint ventures, partnerships or other association with unrelated persons. See Northeast Utilities, Holding Co. Act Release No. 26213 (Dec. 30, 1994); see also Consolidated Natural Gas Company, Holding Co. Act Release No. 26341 (July 26, 1995). In this regard, it is also proposed that CNG International be authorized to acquire and capitalize new subsidiary companies and affiliates to engage in the activities authorized in this matter. To the extent that Consolidated indirectly acquires up to 50% of the voting interests in one or more companies organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural gas, such companies, and each affiliate thereof, would be exempt pursuant to rule 16 from all obligations, duties or liabilities imposed upon it by the Act, as a subsidiary company or as an affiliate of a registered holding company or of a subsidiary company thereof.(14)
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(14) Rule 16, in pertinent part, provides that:

	Any company, and each affiliate thereof, shall be exempt from all obligations, duties or liabilities imposed upon it by the Act, as a subsidiary company or as an affiliate of a registered holding company or of a subsidiary company thereof, as such terms are respectively defined in Sections 2(a)(8)A) and 2(a)(11) of the Act, if:

		(1) Such company is not a public utility company as defined in
Section 2(a)(5) of the Act;

		(2) Such company is or has been organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or synthetic gas;

		(3) No more than 50 percent of its voting securities or other voting interests are owned, directly or indirectly, by one or more registered holding companies; and

		(4) The acquisition by the registered holding company or subsidiary thereof of its interest insuch company has been approved by the Commission pursuant to Sections 9(a)(1) and 10 of the Act and applicable rules thereunder upon a timely application to the Commission.


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Conclusion

	Accordingly, for the reasons set forth herein and in the application, Consolidated requests the Commission to authorize the proposed transactions.